

February 17, 2025

To Our Fellow Matthews Shareholders:

The 2025 Annual Meeting of Shareholders of Matthews International Corporation ("Matthews" or the "Company") is just days away. Barington Capital Group, L.P. and the other participants in our solicitation (collectively "Barington" or "we") are seeking your support **"FOR"** the election of our three nominees – **Ana Amicarella, Chan Galbato** and **James Mitarotonda** – to the Matthews Board of Directors (the "Board") to help protect our collective interests as owners of the Company.

All three independent proxy advisory firms – **ISS**, **Glass Lewis** and **Egan-Jones** – recognize that change is warranted on the Board and **unanimously recommend** that shareholders vote **"FOR" ALL** of Barington's nominees. We strongly encourage you to follow their recommendations and vote to elect our independent, shareholder-focused directors to the Board. Barington's nominees have the skills and experience needed to help improve the Company's corporate governance, reestablish credibility in the marketplace and maximize long-term shareholder value.

MATTHEWS' POOR GOVERNANCE HAS PERPETUATED A DEEPLY TROUBLING BOARD CULTURE THAT DOES NOT PRIORITIZE SHAREHOLDER INTERESTS

A board of directors is responsible for ensuring that a company is run in the best interests of its shareholders by implementing a strong corporate governance framework, providing proper oversight of management, holding management accountable for poor performance and acting transparently. In the case of Matthews, it is clear to us that the Board has fallen severely short of fulfilling these important responsibilities. Indeed, we are convinced that the Company's recently announced corporate governance improvements and the sale of its SGK Brand Solutions division are a direct result of Barington's positive influence and a last-minute attempt to placate shareholders without addressing the deep systemic issues plaguing the Board.

In a matter of less than three months, the prospect of Barington's nominees joining the Board has compelled Matthews to commit to making much-needed corporate governance improvements, including declassifying the Board, implementing a majority voting standard for uncontested elections and removing supermajority voting requirements that currently exist for certain amendments to the Company's Articles of Incorporation. That these critical governance improvements are being promised right before the Annual Meeting of Shareholders — and only in response to a proxy contest, rather than as a result of proactive Board leadership — underscores why shareholders remain at risk without Barington's nominees on the Board.

We believe that the Company's announcement that Gregory S. Babe is being replaced as a director and will not stand for reelection at the 2026 Annual Meeting of Shareholders is another example of a reactionary decision that further demonstrates the depth of the corporate governance failures under its current Board. Despite the fact that Mr. Babe serves as the Chief Technology Officer and Group President, Industrial Technologies and oversees the Company's Battery Storage segment, the Board has permitted him to simultaneously run Liquid X Printed Metals, Inc. ("Liquid X"), an unrelated private company specializing in ink technologies. This conflict is particularly egregious given the Board has allowed Matthews to invest $3.1 million in Liquid X over a multi-year period without explaining how these investments were intended to benefit shareholders. The Company subsequently **wrote down its investments in full** in the fourth quarter of last year.[1]

Compounding these governance failures, the Board has also allowed Mr. Babe's son to work in a division he oversees. Notably, his son has been promoted three times in just two-and-a-half years, raising serious concerns about transparency.[2] In our view, Mr. Babe – one of three insiders serving on the Board – should never have been permitted to serve simultaneously as both an officer and a non-independent director. Furthermore, in our view, the Board certainly has not earned the right to handpick his replacement.

We believe that Matthews' shareholders, both large and small, deserve truly independent directors who will serve as fierce advocates for them and ensure that governance and operational decisions are made with their best interests in mind. Barington has already driven meaningful change from outside the boardroom in just a few months. Imagine how much more our three highly qualified nominees could accomplish with a seat at the table.

A VOTE "FOR" BARINGTON'S NOMINEES IS A VOTE FOR BOARD EFFECTIVENESS

Over the last 24 years, Barington has established a strong track record of engaging with our portfolio companies and nominating and recommending directors who are top-tier executives with proven board leadership and effectiveness, a history of value creation, and expertise relevant to enacting meaningful change. In the case of Matthews, Barington's nominees possess the qualities that directors need to serve effectively, as demonstrated by their ability to work collaboratively with peers, think independently and creatively, and uphold the highest standards of integrity. These qualities are deeply rooted in their extensive board experience.

Ms. Amicarella has served on two public company boards, including nearly seven years at Warrior Met Coal (NYSE: HCC), a producer of metallurgical coal, and nearly eight years at Forward Air Corporation (NASDAQ: FWRD), a freight and logistics company. At Forward Air, she has demonstrated her ability to shepherd the company through performance and governance challenges, a significant re-constitution of the board, and a CEO succession.

Mr. Galbato has served on more than 20 boards, including at five public companies. He has served as Co-Chairman of Albertsons Companies, Inc. (NYSE: ACI), Chairman at Avon Products (formerly NYSE: AVP), YP Holdings, and North American Bus Industries, and Lead Director at Brady Corporation (NYSE: BRC). He is currently Chairman of NFI Group (TSX: NFI), a leading independent global provider of sustainable buses and motorcoaches. Mr. Galbato's extensive board experience, including his service in board leadership positions, will help bring the accountability and boardroom know-how, among many other qualities, that Matthews' Board urgently needs.

Mr. Mitarotonda has served as a director on more than 18 boards across a broad range of companies and industries, including A. Schulman Inc. (formerly NASDAQ: SHLM), Avon Products (formerly NYSE: AVP), Gerber Scientific, Inc. (formerly NYSE: GRB), Griffon Corporation (NYSE: GFF), OMNOVA Solutions (formerly NYSE: OMN), Pep Boys - Manny, Moe & Jack (formerly NYSE: PBY), and Rambus, Inc. (NASDAQ: RMBS), among others. Mr. Mitarotonda has also served as an advisor to L Brands Inc. (formerly NYSE: LB), the former parent of Bath & Body Works and Victoria's Secret, Hanesbrands Inc. (NYSE: HBI), and Matthews. As a long-term and actively engaged investor, Mr. Mitarotonda has a proven ability to work effectively with peer directors and transform boards into taking decisive actions that have created long-term shareholder value. Directors he has worked with agree:

> *"Barington has been an invaluable advisor to the company during the last year, enabling us to focus on strategies that will unlock long-term shareholder value. They have provided us with essential shareholder input in areas including board governance, corporate strategy and brand management. We are looking forward to continuing our relationship with Barington as we transition to a more focused company."[3]* – Allan Tessler, Former Lead Director at L Brands Inc.

"Jim [Mitarotonda] has been a valuable member of the team, providing guidance and perspective as we continue to execute and deliver long-term value for our stockholders. We look forward to a continuing relationship with him as an advisor."[4] – Chuck Kissner, Chairman of Rambus Inc.

A VOTE "FOR" BARINGTON'S NOMINEES IS A VOTE FOR RELEVANT SKILLS AND BACKGROUNDS ON THE MATTHEWS BOARD

Relevant industry experience amplifies a director's ability to quickly grasp a company's challenges and deliver meaningful solutions. We believe that Barington's nominees bring the relevant expertise and strategic insight needed to drive positive change at Matthews for the benefit of all shareholders.

Ms. Amicarella has over 30 years of experience in the energy, energy storage, and power generation industries. She has successfully led three different businesses at Aggreko Limited, a company specializing in the design, manufacturing, and distribution of modular, mobile power, heating, cooling, and related services. Ms. Amicarella's leadership has helped customers through the energy transition by delivering innovative power generation, cooling, and energy storage solutions. Her track record in developing new products and services in these sectors is highly relevant to Matthews' Industrial Technologies businesses.

Mr. Galbato brings industry expertise and skillsets that are not only highly relevant to Matthews but also entirely absent from the Board. His experience in digital distribution and business models – accumulated during his roles at Autoweb, Inc., a digital marketing company for the automotive industry; KORE Group Holdings, Inc., a provider of Internet of Things (IoT) services and solutions worldwide; and YP Holdings LLC, a provider of internet yellow pages and search engine marketing – are particularly applicable to Matthews' Memorialization business, which increasingly relies on digital channels and products for distribution and growth. Additionally, drawing from his experience at NewPage Corporation, a manufacturer and distributor of printing papers, and Brady Corporation, a manufacturer and supplier of identification solutions, Mr. Galbato would bring critical printing industry insight to the Board.

Mr. Mitarotonda has decades of relevant industrial products, automotive, chemical, consumer and technology sector experience, having previously served as a director and overseen significant portfolio transformations at Ameron International (formerly NYSE: AMN), Gerber Scientific, and Griffon Corporation (NYSE: GFF), among others. Mr. Mitarotonda also has extensive capital allocation experience and a strong track record of successful M&A, including as a director of Ameron International Corporation (NYSE: AMN), Avon Products, Jones Group (formerly NYSE: JNY), and Omnova Solutions, Inc. (formerly NYSE: OMN). His knowledge of, and experience investing in, companies in industries applicable to Matthews, as well as deep financial, investment banking and corporate governance expertise make him a valuable addition to the Board.

A VOTE "FOR" BARINGTON'S NOMINEES IS A VOTE "FOR" VALUE CREATION AT MATTHEWS

A public company's board of directors is chosen by shareholders, and its primary job is to protect and prioritize shareholders' interests. Unlike the incumbent directors, Barington's nominees are committed to acting in the best interests of shareholders and working with the other members of the Board to explore all opportunities to unlock Matthews' potential and drive long-term value creation.

Ms. Amicarella is the CEO of EthosEnergy, a global independent provider of services for the power generation, oil and gas, industrial and aerospace sectors. Leveraging over 20 years of experience running P&Ls, Ms. Amicarella has more than doubled EthosEnergy's EBITDA during her five-year tenure at the helm of the business.

Mr. Galbato has delivered exceptional returns for shareholders at the five public companies where he has served on the board, including Albertsons Companies, Inc., Blue Bird Corporation (NYSE: BLBD), Autoweb, Inc. (NYSE: AUTO), KORE Group Holdings, Inc. (NYSE: KORE), and Avon Products. During his tenures, these companies generated an average share price increase of 30.4%, demonstrating Mr. Galbato's ability to effectively help to drive shareholder value creation and strategic growth.[5]

Mr. Mitarotonda has been instrumental in creating long-term value at the companies where he has served as a director or advisor to the board. Mr. Mitarotonda's three most recent board engagements each represent an excellent example of his long-term impact on shareholder value. At Griffon Corporation, Rambus Inc., and L Brands Inc., shareholder value increased by 434.4%, 223.7%, and 84.0%, respectively, from the start of his engagements with these companies until today.[6]

DO <u>NOT</u> FALL FOR MATTHEWS' 11TH HOUR EFFORT TO PLACATE AND DISTRACT YOU AFTER 18 YEARS OF UNDERPERFORMANCE AND GOVERNANCE FAILURES

It is clear to us that Matthews' announcements on Friday, February 14th, including its proposed governance changes and intended sale of the remainder of its SGK Brand Solutions division, are a direct result of Barington's efforts to drive much-needed change and reflect the Company's desperation heading into the 2025 Annual Meeting of Shareholders. Simply put, while these announcements are a step in the right direction, we believe they come too little, too late, and would not have been contemplated at all if not for our nomination of directors. <u>Do not let Matthews persuade you otherwise.</u>

Given the Board's historical and recent actions, we do **not** believe that shareholders can trust the Board, as currently constituted, to oversee and protect their investment going forward. Accordingly, we strongly encourage you to vote **"FOR" ALL** of Barington's nominees, who are deeply committed to driving value creation and good governance at Matthews given their effectiveness on boards, relevant skills and backgrounds, and fierce commitment to shareholders. **A vote in favor of the election of Ana Amicarella, Chan Galbato** and **James Mitarotonda is a vote for a brighter future at Matthews**.

 PROTECT YOUR INVESTMENT: VOTE "FOR" ALL OF BARINGTON'S NOMINEES TODAY

We thank you for your continued support.

James Mitarotonda
Chairman and Chief Executive Officer
Barington Capital Group, L.P.

Important Information and Participants in the Solicitation
Barington has filed a definitive proxy statement and associated **GOLD** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly qualified director nominees at the upcoming annual meeting of stockholders of the Company. Details regarding the Barington nominees and the participants in their solicitation are included in its proxy statement and Barington strongly advises all shareholders of the company to read the proxy statement and other proxy materials as they contain important information.

The participants in Barington's proxy solicitation are Barington, Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, 1 NBL EH, LLC, Joseph Gromek, Ana B. Amicarella and Chan W. Galbato.

 If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Barington's proxy materials, please contact:



1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 285-5990
E-mail: info@okapipartners.com

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[1] Source: Matthews fiscal 2024 10K filing
[2] Source: Linkedin
[3] Source: L Brands Inc. Press Release February 20, 2020.
(https://www.sec.gov/Archives/edgar/data/701985/000095010320003026/dp121644_ex9901.htm)
[4] Source: Rambus Inc. Press Release March 11, 2022.
(https://www.businesswire.com/news/home/20220310005903/en/Rambus-Announces-James-Mitarotonda-to-Become-Board-Advisor)
[5] The share price of Albertsons Companies, Inc (NYSE:ACI) increased by 0.8% between 4/2/2021 and 10/22/2024; the share price of Blue Bird Corporation (NYSE:BLBD) increased by 106.4% between 2/24/2015 and 4/3/2023; the share price of Autoweb, inc. (NYSE:AUTO) increased by 22.3% between 1/1/2019 and 5/16/2022; the share price of kore Group Holdings (NYSE:KORE) declined by 29.2% between 9/30/2021 and 2/16/2022; the share price of Avon Products Inc (NYSE:AVP) increased by 51.5% between 3/1/2016 and 1/3/2020. Bloomberg.
[6] The share price of Griffon Corporation (NYSE:GFF) increased by 434.% between 11/1/2007 and 2/13/2025; the share price of Rambus Inc (NASDAQ:RMBS) increased by 223.7% between 4/29/2021 and 2/13/2025; and the share price of L Brands Inc (formerly NYSE:LB) was $25.68 on 4/19/2019 while the combined value of a share of Bath & Body Works (NYSE:BBWI) and one-third of a share of Victoria's Secret (NYSE:VSCO) was $47.26 on 2/13/2025, representing an 84.0% increase. Bloomberg.